Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2020

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Partners L.P. (“BEP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BEP, Brookfield Renewable Energy L.P. (“BRELP”) and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in our Annual Report under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield Asset Management.

The individuals listed below as Chief Executive Officer, Former Chief Executive Officer and Chief Financial Officer of the Service Provider performed functions similar to those of a chief executive officer and chief financial officer for BEP and the other individuals are the three next most highly paid executive officers of the Service Provider providing management services to BEP for the year ended December 31, 2020 (collectively, our “Named Executive Officers” or “NEOs”):

Connor Teskey, Chief Executive Officer of the Service Provider; Sachin Shah,

Former Chief Executive Officer of the Service Provider; Wyatt Hartley, Chief

Financial Officer of the Service Provider;

Ruth Kent, Chief Operating Officer of the Service Provider; Jennifer

Mazin, General Counsel of the Service Provider; and

F. Mitchell Davidson, Chief Executive Officer, U.S. Operations.

As noted in our Annual Report, in October 2020, Mr. Sachin Shah stepped down as Chief Executive Officer and took the role of Chief Investment Officer for Brookfield Asset Management. Mr. Connor Teskey, Chief Investment Officer of Brookfield Renewable, was named Chief Executive Officer. As such, Mr. Shah and Mr. Teskey were both NEOs for the year ended December 31, 2020. Mr. Shah has also been named a Vice Chair of Brookfield Renewable and, in February 2021, was appointed as a director of the Managing General Partner.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the NEOs. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“BAM Class A Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive in terms of total compensation. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (the “DSUP”), or Restricted Shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield Asset Management’s Compensation Committee (the “BAM Compensation Committee”) grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire BAM Class A Shares, Restricted Shares or Escrowed Shares (each as described below).

BEP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BEP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and the achievement of objectives that are set at the beginning of the year with Brookfield Asset Management’s Chief Executive Officer. These pertain, in part, to Brookfield Renewable’s performance, assessed in part by considering Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of BAM Class A Shares. The purpose of these arrangements is to align the interests of Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s and

Brookfield Renewable’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. These compensation arrangements are intended to ensure that we are able to attract and retain executives and we believe that total compensation is competitive with our peers and enables us to attract new executives, while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four long-term incentive plans in which NEOs of BEP participate. They are described below in more detail:

1.	Management Share Option Plans (“MSOP”). The MSOP governs the granting to executives of options to purchase BAM Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield Asset Management. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The BAM Compensation Committee has a specific written mandate to review and approve executive compensation. The BAM Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The board of directors of Brookfield Asset Management must then give its final approval.

The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for BAM Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.	Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a BAM Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the BAM Compensation Committee.

DSUs are issued based on the value of BAM Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on BAM Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of BAM Class A Shares on the cessation of employment with Brookfield.

3.	Restricted Stock Plans. Brookfield Asset Management has a Restricted Stock Plan and an escrowed stock plan (the “Escrowed Stock Plan”). These plans were established to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the BAM Class A Shares in the form of cash, unless otherwise elected. The Restricted Stock Plan is administered by the BAM Compensation Committee.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by the board of directors of Brookfield Asset Management. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase BAM Class A Shares. Dividends paid to each Escrow Company on the BAM Class A Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The BAM Class A Shares acquired by an Escrow Company will not be voted.

Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for BAM Class A Shares issued from treasury of Brookfield Asset Management no more than 10 years from the award date. The value of BAM Class A Shares issued to a holder on an exchange is equal to the increase in value of the BAM Class A Shares held by the applicable Escrow Company.

4.	Restricted Share Unit Plan. The Restricted Share Unit Plan (“RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a BAM Class A Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by the BAM Compensation Committee. RSUs vest over five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. RSUs are not adjusted for regular dividends paid on BAM Class A Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of BAM Class A Shares on the date employment with Brookfield ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

On July 31, 2020, BEP and Brookfield Renewable Corporation (“BEPC”) completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which BEP and BEPC acquired all the outstanding shares of Class A common stock of TerraForm Power (“TERP Shares”), other than the approximately 62% owned by BEP and its affiliates (the “TERP Transaction”). Pursuant to the TERP Transaction, any outstanding restricted stock unit awards (the “TERP RSUs”) granted to eligible directors, officers, employees, consultants or independent contractor (collectively, the “Participants”) of the TerraForm Power, Inc. 2018 Amended and Restated Long-Term Incentive Plan (the “TerraForm Plan”) were converted into time-based restricted stock units of BEPC (the “Legacy TERP RSUs”). BEPC assumed the TerraForm Plan only with respect to those TERP RSUs that were issued and outstanding immediately prior to the completion of the TERP Transaction. The Legacy TERP RSUs are subject to substantially the same terms and conditions as were applicable to the TERP RSUs (except that the form of payment upon vesting will be in BEPC class A exchangeable subordinate voting shares (the “exchangeable shares”)). As at December 31, 2020, 168,655 Legacy TERP RSUs were outstanding, representing less than 1% of the issued and outstanding exchangeable shares as at that date. No additional awards may be issued under the TerraForm Plan other than those in respect of currently outstanding Legacy TERP RSUs. The TerraForm Plan is administered by the board of directors of BEPC.

Legacy TERP RSUs are awards denominated in exchangeable shares that represent an unfunded and unsecured promise to deliver cash, exchangeable shares, other securities, other awards or other property upon the lapse of restrictions applicable thereto. Each Legacy TERP RSU is granted with respect to one exchangeable share or has a value equal to the fair market value of one exchangeable share. Legacy TERP RSUs are not actual exchangeable shares and do not therefore contain any voting or distribution rights or other shareholder rights, although the applicable grant agreement may provide that any ordinary distributions on the exchangeable shares underlying the Legacy TERP RSUs will be distributed to Participants in the form of distribution equivalent payments or are deemed reinvested in additional Legacy TERP RSUs that are subject to vesting conditions, which vesting conditions may be the same as those applicable to the underlying Legacy TERP RSUs. Each Participant’s grant agreement sets forth the terms and conditions related to treatment of the Legacy TERP RSUs in the event of the Participant’s termination of continuous service. In general, except to the extent otherwise provided by the board of directors of BEPC or in the Participant’s grant agreement, Participants may not transfer Legacy TERP RSUs, except by will or the laws of descent and distribution. In response to unusual or non-recurring events, including a change of control, or changes in applicable laws affecting BEPC or its affiliates, the board of directors of BEPC is authorized to make certain adjustments in the terms and conditions of Legacy TERP RSUs in its discretion. These adjustments may include: (i) providing for a substitution or assumption of Legacy TERP RSUs; (ii) accelerating the exercisability of, lapse of restrictions on, or termination of, Legacy TERP RSUs; or (iii) providing for a cash payment to the holder of a Legacy TERP RSU in consideration for the cancellation of such award.

Subject to any government regulation, the TerraForm Plan may be amended, modified or terminated by the board of directors of BEPC without the approval of BEPC’s shareholders, except where shareholder approval is required by law. No modification, amendment or termination that is materially adverse to a Participant will be effective without the consent of the affected Participant, unless required by applicable law. No termination, suspension or modification of the TerraForm Plan may materially and adversely affect any right acquired by any Participant under an award granted before the date of termination, suspension or modification, unless otherwise provided in a grant agreement or otherwise or required as a matter of law. The board of directors of BEPC may amend the TerraForm Plan in any respect deemed necessary or advisable to comply with Section 409A of the Internal Revenue Code of 1986, as amended. The board of directors of BEPC may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Legacy TERP RSU previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the applicable grant agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any Participant to any Legacy TERP RSU previously granted will not to that extent be effective without the consent of the affected Participant.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	—	—	—
Equity compensation plans not approved by securityholders	168,655	n/a	—
Total	168,655	—	—

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2020:

•	In February 2020, we issued 8 million Class A Preferred Limited Partnership Units, Series 17 of BEP at a price of $25.00 per unit, for gross proceeds of $200 million.

•	In March 2020, we and our subsidiary TerraForm Power entered into a definitive merger agreement to acquire all of TERP Shares in excess of the approximate 62% interest held by BEP and its affiliates.

•	In April 2020, we completed the issuance of C$175 million ($123 million) of Series 11 and C$175 million ($123 million) Series 12 medium term notes, issued as a re-opening on identical terms, other than issue date and the price to the public.

•	In July 2020, we completed the special distribution of BEPC exchangeable shares to existing holders of LP Units. BEP unitholders received one BEPC exchangeable share for every four LP Units pursuant to the special distribution. Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP Unit, including identical dividends on a per share basis to the distributions paid on each LP Unit. Each BEPC exchangeable share is exchangeable, at the BEPC shareholder’s option, for one LP Unit or its cash equivalent.

•	In July 2020, we completed the acquisition of the outstanding TERP Shares other than the approximately 62% of TERP Shares owned by BEP and its affiliates. Each TERP Share (other than TERP Shares owned by BEP and its affiliates) was acquired for either 0.47625 of a BEPC exchangeable share or 0.47625 of an LP Unit, at the election of holders of TERP Shares.

•	In August 2020, we completed the issuance of C$425 million ($319 million) of Series 14 green bonds.

•	In October 2020, our subsidiary TerraForm Power completed the sale of a gross 49.9% equity interest in a 836 MW wind portfolio in the United States for total proceeds of approximately $315 million (approximately $169 million net to Brookfield Renewable). TerraForm Power sold a 40% interest in the portfolio alongside a minority investor who sold their entire 9.9% interest.

•	In October 2020, we, together with institutional partners, funded the C$400 million second tranche of our C$750 million investment in 7% convertible securities of TransAlta Corporation. The C$350 million first tranche of the investment was funded at the initial closing in May 2019. The convertible securities include the option to convert into up to a 49% interest in TransAlta’s 813 MW portfolio of high-quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio over the three years prior to conversion. As part of the investment, we also agreed, together with institutional partners, subject to certain terms and conditions, to increase its ownership of TransAlta common shares to 9%, which share ownership requirement has been satisfied.

•	In November 2020, we, together with institutional partners, completed the acquisition of a 1,200 MW advanced solar development project in Brazil for approximately $50 million. The project is targeted for completion in early 2023.

•	In December 2020, we, together with our institutional partners, entered into binding agreements to acquire a distributed generation development platform comprising 360 MW of operating and under construction distributed generation assets across nearly 600 sites throughout the U.S. within an additional over 700 MW under development for approximately $810 million, subject to certain working capital and other closing adjustments. The transaction closed in the first quarter of 2021.

•	In December 2020, BEP, together with its institutional partners, entered into a binding agreement to acquire an 845 MW portfolio of wind projects in the State of Oregon for approximately $700 million. The transaction closed in the first half of 2021.

•	In addition to the above, we continue to advance the construction of various projects in our development pipeline. The business continued to perform well with all of our operating businesses delivering on asset availability, development and margin maximization targets.

For further information on our 2020 accomplishments, see Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	December 31, 2015	2016	2017	2018	2019	2020
Brookfield Renewable Partners L.P.	100	125.0	145.6	125.2	226.2	402.9
S&P / TSX Composite Index Total Return	100	111.0	121.1	110.3	135.5	143.1

Total Return Analysis
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Value of C$100 invested at Dec. 31, 2015
2015
2016
2017
2018
2019
2020
Period
Brookfield Renewable Partners L.P.
S&P / TSX Composite Index Total Return

The analysis above shows the performance of our LP Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

Davidson is remunerated in U.S. dollars. Ms. Kent is remunerated in Euros. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar, Euro and British Pound Sterling compensation amounts listed in the Summary Compensation Table have been converted to U.S. dollars at the average Bloomberg mid-market exchange rates for 2020 of C$1.00 = U.S.$0.7464, EUR1.00 = U.S.$1.142 and GBP1.00 = U.S.$1.2838, respectively, unless otherwise indicated.

Name and Principal Position	Year	Annual Base Salary	Non-equity Incentive Plan Compensation	Share-base Awards			Options- based Awards	Pension Value	All Other Compensation (e)	Total Annual Compensation
			Annual Cash Bonus(a)	Deferred Share Units (DSUs) (a)	Restricted Shares (a)(b)	Escrowed Shares(c)	Options (d)
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Connor Teskey Chief Executive Officer of the Service Provider	2020	706,090	706,090	—	—	3,485,000	697,000	—	50,688	5,644,868
	2019	706,090	320,950	—	—	3,800,000	3,506,479	—	2,345,856	10,679,375
	2018	320,950	178,127	—	—	—	1,174,261	—	16,461	1,689,799

Sachin Shah Former Chief Executive Officer of the Service Provider	2020	522,480	522,480	—	—	4,182,000	—	—	30,340	5,257,300
	2019	447,840	223,920	223,920	—	12,134,000	—	—	27,965	13,057,645
	2018	447,840	—	447,840	—	2,870,000	—	—	24,112	3,789,792

Wyatt Hartley Chief Financial Officer of the Service Provider	2020	317,220	317,220	—	746,400	—	686,545	—	20,651	2,088,036
	2019	246,312	246,312	—	—	—	196,435	—	17,522	706,580
	2018	223,920	167,940	—	—	—	105,042	—	15,680	512,582

Ruth Kent Chief Operating Officer of the Service Provider	2020	376,860	376,860	—	—	—	71,791	88,152	19,340	933,003
	2019	325,470	325,470	—	—	—	45,082	215,168	20,296	931,485
	2018	268,370	268,370	—	—	—	37,454	182,019	19,811	776,024

Jennifer Mazin General Counsel of the Service Provider	2020	399,324	399,324	—	—	—	278,826	—	24,345	1,101,819
	2019	391,860	117,558	—	274,302	—	297,642	—	24,209	1,105,571
	2018	335,880	201,528	—	134,352	—	82,369	—	20,718	774,847

F. Mitchell Davidson Chief Executive Officer, U.S. Operations	2020	600,000	600,000	—	—	—	137,309	—	41,047	1,378,356
	2019	600,000	600,000	—	—	—	107,822	—	19,802	1,327,624
	2018	600,000	600,000	—	—	—	112,361	—	12,578	1,324,939

(a)	Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield and receive it in share-based awards (DSUs or Restricted Shares).

(b)	The Restricted Share award in the row for 2020 was awarded to Mr. Hartley effective on February 22, 2021. The value in this row reflects the value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = U.S.$0.7464. The number of Restricted Shares awarded was based on a price of U.S.$43.4264, the volume-weighted average price of the BAM Class A Shares on the NYSE for the five days preceding the award date.

(c)	The amounts for 2020 reflect the annual grants of Escrowed Shares for Mr. Shah and Mr. Teskey. The value awarded under the Escrowed Stock Plan for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(d)	The amounts for 2020 reflect annual grants of options to our NEOs awarded on February 22, 2021. The value awarded under the MSOP for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period. The amounts for Mr. Teskey and Ms. Mazin also include values of carried interests awarded to Mr. Teskey in 2019 and Ms. Mazin in 2019 and 2020 which were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on December 13, 2019 and February 22, 2021.

(e)	These amounts include annual retirement savings contributions, participation in a group benefits program, and vehicle benefits. These amounts also include advance payments made to Mr. Teskey in 2019 under the carried interest plans for Brookfield Capital Partners IV.

Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table shows the options, RSUs, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2020. These values do not include awards made to the NEOs in 2021 in respect of 2020. No RSUs have been awarded since 2005 and the Corporation’s NEOs do not hold any RSUs.

Option Based Awards and Share-Based Awards at December 31, 2020

			Share-Based Awards
	Option Awards
	Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of
	Securities	Market		Market	Market					Market	Market
	Underlying	Value of	Number of	Value of	Value of	Number of	Market Value	Market Value	Number of	Value of	Value of
	Unexercised	Unexercised	Unvested	Unvested	Vested RS	Unvested	of Unvested	of Vested ES	Unvested	Unvested	Vested
	Options	Options (a)	RS	RS (b)	(b)	ES	ES (c)	(c)	DSUs	DSUs (d)	DSUs (d)
	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)

Connor Teskey	1,160,380	7,457,651				750,000	4,127,850

Sachin Shah	—	—	—	—	—	4,110,000	34,452,006	26,822,754	—	—	10,470,610

Wyatt Hartley	145,875	1,705,034	—	—	—	—	—	—	—	—	—

Ruth Kent	38,624	412,274	—	—	—	—	—	—	—	—	—

Jennifer Mazin	260,662	3,990,463	2,285	94,423	694,959	—	—	—	—	—	105,389

F. Mitchell Davidson	48,824	346,084	—	—	—	—	—	—	—	—	—

(a)	The market value of the options is the amount by which the value of the BAM Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a BAM Class A Share on December 31, 2020 on the TSX and on the NYSE, as applicable. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was U.S.$41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7853) and U.S.$41.27 on the NYSE, as applicable.
(b)	The market value is calculated as the number of Restricted Shares multiplied by the closing price of a BAM Class A Share on December 31, 2020. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was U.S.$41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00= U.S.$0.7853) and on the NYSE on December 31, 2020 was U.S.$41.27. The TSX or NYSE closing price on December 31, 2020 is used according to the currency in which the Restricted Shares were originally awarded.
(c)	The value of the Escrowed Shares is equal to the value of the BAM Class A Shares held by the Escrow Company less the net liabilities and preferred share obligations of the Escrow Company.
(d)	The market value is calculated as the number of vested DSUs multiplied by the closing price of a BAM Class A Share on December 31, 2020. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was U.S.$41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7853) and on the NYSE on December 31, 2020 was U.S.$41.27. The TSX or NYSE closing price on December 31, 2020 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards - Outstanding Option Based Awards and Restricted Share Units

The following table shows the details of each option and RSU outstanding at December 31, 2020. These values do not include awards made to the NEOs in 2021, in respect of 2020. No RSUs have been awarded since 2005.

Outstanding Option Based Awards and Restricted Share Units at December 31, 2020

Name	Option-based Awards				Restricted Share Units (RSUs)
	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options (a) ($)	Number of Securities Underlying RSUs (#)	Issuance price ($)	Market value of outstanding RSUs ($)
Connor Teskey	1,968	16.809	February 25, 2023	48,139	—	—	—
	2,250	17.8445	February 24, 2024	52,707	—	—	—
	2,250	24.2162	February 23, 2025	38,371	—	—	—
	11,250	24.2162	February 23, 2025	191,855	—	—	—
	2,775	22.50	November 22, 2025	52,087	—	—	—
	7,500	20.3906	February 22, 2026	156,596	—	—	—
	1,200	20.3906	February 22, 2026	25,055	—	—	—
	45,000	24.5881	February 16, 2027	750,686	—	—	—
	13,500	24.5881	February 16, 2027	225,206	—	—	—
	10,350	26.9262	February 25, 2028	148,458	—	—	—
	150,000	26.9262	February 25, 2028	2,151,570	—	—	—
	306,862	29.4832	February 25, 2029	3,616,921	—	—	—
	605,475	45.2129	February 24, 2030	0	—	—	—
	1,160,380			7,457,651
Sachin Shah	—	—	—	—
Wyatt Hartley	15,750	24.2162	February 23, 2025	268,597	—	—	—
	15,000	22.50	November 22, 2025	281,550	—	—	—
	1,800	20.3906	February 22, 2026	37,583	—	—	—
	22,800	24.5881	February 16, 2027	380,347	—	—	—
	24,150	26.9262	February 25, 2028	346,403	—	—	—
	27,450	29.4832	February 25, 2029	323,548
	25,500	38.6423	December 13, 2029	67,006
	13,425	45.2129	February 24, 2030	0
	145,875			1,705,034
Ruth Kent	20,700	26.9262	February 25, 2028	296,917	—	—	—
	9,787	29.4832	February 25, 2029	115,357	—	—	—
	8,137	45.2129	February 24, 2030	0
	38,624			412,274	—		—
Jennifer Mazin	6,750	24.2162	February 23, 2025	115,113	—	—	—
	13,950	22.50	November 22, 2025	261,842	—	—	—
	34,125	20.3906	February 22, 2026	712,510	—	—	—
	79,500	24.5881	February 16, 2027	1,326,211	—	—	—
	51,750	26.9262	February 25, 2028	742,292	—	—	—
	37,500	26.9262	February 25, 2028	537,893	—	—	—
	21,525	29.4832	February 25, 2029	253,711
	15,562	38.6423	December 13, 2029	40,892
	260,662			3,990,463
F. Mitchell Davidson	29,362	29.4832	February 25, 2029	346,084	—	—	—
	19,462	45.2129	February 24, 2030	0
	48,824			346,084
(a)	The market value of the options is the amount by which the value of the BAM Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a BAM Class A Share on December 31, 2020 on the TSX and on the NYSE, as applicable. The closing price of a BAM Class A Share on the TSX on December 31, 2020 was U.S.$41.32 (C$52.62, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7853) and U.S.$41.27 on the NYSE, as applicable.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option, share-based awards, and non-equity plan compensation which vested during 2020.

Named Executive Officer	Value Vested During 2020 (a)				Non-equity incentive plan compensation – Value earned during the year ($)
	Options (b)	DSUs (c)	Restricted Shares (d)	Escrowed Shares
	($)	($)	($)	($)
Connor Teskey	1,644,966	—	—	—	706,090
Sachin Shah	—	219,255	—	15,194,972	522,480
Wyatt Hartley	379,726	—	—	—	317,220
Ruth Kent	89,405	—	—	—	376,860
Jennifer Mazin	1,123,344	—	161,652	—	399,324
F. Mitchell Davidson	76,389	—	—	—	600,000

(a)	All values are calculated using the closing price of a BAM Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2020 of C$1.00 = U.S.$0.7464.
(b)	Values represent the amount by which the value of BAM Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2020, including DSUs awarded on February 24, 2020 in lieu of the Cash Bonus related to performance in 2019.
(d)	Values in this column represent the value of Restricted Shares vested in 2020, including Restricted Shares awarded on February 24, 2020 in lieu of the Cash Bonus related to performance in 2019.

Pension and Retirement Benefits

With the exception of Ruth Kent, BEP’s NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Ruth Kent participates in a defined benefit pension plan sponsored by Brookfield Renewable Ireland Holdings Limited. The defined benefit pension plan provides employees, upon their normal retirement age of 65 years (or at any age between 60 and 65), a gratuity at the point of retirement and a pension payable for the retiree’s life. Pensionable remuneration is salary at the date of retirement (averaged over 3 years if there is a change in grade) plus pensionable allowances averaged over any 3 consecutive years of the last 10 years. An additional amount of gratuity and pension is also provided from the plan reflecting the excess of Brookfield salary growth over the statutory revaluation applicable on an employee’s retained entitlements under the Bord Gáis Eireann (“BGE”) Superannuation scheme earned prior to joining Brookfield. Ms. Kent has participated in the defined benefit pension plan since July 1, 2014 and ceased accruing benefits under the plan effective December 31, 2020 with the closure of the pension scheme to future accrual at that date. She had 6.42 years of prior service in the BGE scheme when she was hired in Brookfield Renewable as part of the acquisition of the Bord Gáis wind energy business.

Mr. Teskey participates in the Brookfield Group Personal Pension Plan. He also participates in the Brookfield Pension Cash Allowance Scheme in place within Brookfield in the U.K. Under these combined schemes, participating employees contribute 1.5% of base salary to the pension scheme on a salary exchange basis. Participating employees also receive an employer pension contribution of 7.5% of base salary, converted and paid as a pension cash allowance.

The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 4.5% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Mr. Davidson participates in a 401 (k) savings plan. Through the 401(k)-company matching contribution program, participants will receive an amount equal to two times their contributions, up to a maximum of 2.5% of their eligible pay, subject to limits set by the Internal Revenue Service.

The following table provides information on Ruth Kent’s participation in the defined benefit pension plan.

Annual benefits payable
	Number of years credited service at December 31, 2020	At December 31, 2020	At age 62.5	Opening present value of defined benefit obligation at December 31, 2019	Compensatory change	Non- compensatory change	Closing present value of defined benefit obligation at December 31, 2020
Name	(#)	($)	($)	($)	($)	($)	($)
Ruth Kent	6.5	Pension: 46,711 One-time gratuity: 147,630	Pension: 46,711 One-time gratuity: 147,630	856,863	88,152	72,174	1,017,190

Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2020 of EUR1.00 = U.S.$1.142.

Key Assumptions:
Discount Rate:	1.40% per annum as of December 31, 2020, and 1.75% per annum as of December 31, 2019.
Pension Increases:	0% per annum as of December 31, 2020 and December 31, 2019.
Mortality Table:	Standard actuarial assumptions regarding expected average mortality rates within specific segments of the general population.
Normal Retirement Age:	62.5

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield Asset Management’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified, information provided in this Statement of Executive Compensation, when used herein the terms “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable. All references to “$” and “U.S.$” are to U.S. dollars. Canadian dollars are identified as “C$”.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Amended and Restated Limited Partnership Agreement of BRELP” means the fourth amended and restated limited partnership agreement of BRELP, dated December 20,2020.

“Annual Report” means the annual report of BEP filed on Form 20-F for the year ended December 31, 2020, as may be amended from time to time.

“BAM Class A Shares” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“BAM Compensation Committee” means Brookfield Asset Management’s Compensation Committee.

“BEP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation. “BEPC” means Brookfield Renewable Corporation.

“BGE” has the meaning given to it in the section titled “Pension and Retirement Benefits” of this Statement of Executive Compensation.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Renewable” means BEP and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, taken together, or any one or more of them, as the context requires.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation

“Escrowed Stock Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrow Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“exchangeable shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans”.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, noncash portion of non- controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Holding Entities” means BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement.

“Legacy TERP RSUs” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP Units issued pursuant to the Redemption-Exchange Mechanism.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the third amended and restated master services agreement, dated May 11, 2020, as amended from time to time, among Brookfield Asset Management, BEP, BRELP, the Holding Entities, BEPC, the Service Provider and others.

“MSOP” has the meaning given to it in the section of titled “Cash Bonus and Long-Term Incentive Plans” in this Statement of Executive Compensation.

“MW” means megawatt.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Participants” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Preferred Units” means the preferred limited partnership units in the capital of BEP.

“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for LP Units.

“Restricted Shares” or “RS” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSUP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada),

L.P. and Brookfield Private Capital (DIFC) Limited, and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Statement of Executive Compensation” means this statement of executive compensation for the year ended December 31, 2020.

“TERP RSUs” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TERP Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TERP Transaction” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TerraForm Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TerraForm Power” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“TSX” means the Toronto Stock Exchange.